Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

App Store Copy

YieldStreet - Alternative Investments

We strive to reinvent how you generate wealth.

Take advantage of alternative asset investments with opportunities exclusive to YieldStreet. Our investments leverage proven asset classes with an investment philosophy designed to bring you offerings previously available to only hedge funds and institutions.

Our transparent approach to wealth creation allows investors direct access to alternative investments, with typically low stock market correlation.

The numbers that matter to you:

- We've funded over $1B in investments
- Made 495,000+ interest and principal payments
- Returned $550M+ in principal and interest

Realize your next level with YieldStreet:

Individual offerings

Take advantage of individual alternative asset classes with offerings exclusive to YieldStreet in real estate, art, marine, legal, and commercial finance.

YieldStreet Prism Fund

The YieldStreet Prism Fund, in partnership with BlackRock® as our sub-adviser, combines the power of YieldStreet asset classes with BlackRock's multi-sector approach to investing, creating an income-generating product that can potentially help to further diversify your investment portfolio.

YieldStreet Wallet

Whether you keep the cash you intend to invest in your Wallet or use it for your rainy-day fund, your money works hard for you and never sits idle.
- FDIC insured
- 1.45% annual yield (rate subject to change)

IRAs

Open a YieldStreet IRA (Traditional and Roth) to take advantage of seamless tax-efficient investing on the YieldStreet platform.

**Please Note: Due to SEC regulations, only accredited investors are able to participate in YieldStreet investments. The YieldStreet Wallet, however, is available to both accredited and non-accredited investors. With a YieldStreet Wallet, your cash works harder for you than if it were sitting in a traditional savings account. With an initial deposit of only $1,000, a YieldStreet Wallet is an accessible and efficient way to help ensure that cash never sits idle.

Ready to invest? Learn more at yieldstreet.com

Questions?
Reach out anytime at investments@yieldstreet.com.

**YieldStreet was named as the fastest-growing private company in the United States in the Financial Services category by Inc. and was named to the Crain's 2019 Fast 50 **

DISCLAIMER
YieldStreet Management, LLC is an SEC registered investment adviser. Investing in securities involves risks, and there is always the potential of losing money when you invest in securities. Past performance is not a guarantee of future results. Before investing, consider your investment objectives and YieldStreet's charges and expenses. Not an offer, solicitation of an offer, or advice to buy or sell securities. All images and return figures shown are for illustrative purposes only, and are not actual customer or model returns. Visit YieldStreet.com for more information.

For the avoidance of doubt, the YieldStreet Prism Fund (the "Fund") is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The Fund is not offered for sale in Nebraska, North Dakota, and Texas at this time.

COPY for actual screens:

1st screen
No copy

2nd screen
Earn passive income through innovative revenue-generating products

3rd screen
Access alternative investments with typically low stock market correlation

4th screen
Offers vetted by established industry professionals

5th screen
Your cash earns interest with YieldStreet Wallet

6th screen
Multi-pronged security measures protect your personal data